Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brights Build, Inc.
5718 Westheimer Rd, Suite 1000
Houston, TX 77057
http://www.brightsbuild.com

Up to $1,234,999.54 in Common Stock at $0.82
Minimum Target Amount: $14,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Brights Build, Inc.
Address: 5718 Westheimer Rd, Suite 1000, Houston, TX 77057
State of Incorporation: TX
Date Incorporated: August 25, 2022

Terms:

Equity

Offering Minimum: $14,999.44 | 18,292 shares of Common Stock
Offering Maximum: $1,234,999.54 | 1,506,097 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.82
Minimum Investment Amount (per investor): $341.94

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 4 days and receive 25% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive 10% bonus shares

Amount-Based:

$500+

Invest $500+ and receive 1% Bonus Shares

$1,500+

Invest $1500+ and receive 5% Bonus Shares

$3,000+

Invest $3000+ and receive 12% Bonus Shares.

$5,000+

Invest $5000+ and receive a $1000 discount on the new home that can be applied towards your new 3D printed home purchase or transfer to any family or friend member + receive 15% Bonus Shares.

$10,000+

Invest $10,000+ and receive a $3000 discount on the new homes that can be applied towards your new 3D printed home purchase or transfer to any family or friend member + receive 20 % Bonus Shares.

$20,000+

Invest $20000+ and receive Early access to the new 3D printed homes + receive a $6000 discount on the new 3D printed home that can be applied towards your home purchase or transferred to any family or friend member + 22 % Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Brights Build, Inc. ("Brights Build" or the "Company") is a C-Corp organized under the laws of the state of Texas that leverages the latest 3D printing technology to construct spacious, economically, and ecologically efficient homes, multi-family units, stores, and commercial spaces. With the ability to construct buildings significantly faster than traditional methods while making them customizable and cost-effective, we offer our customers an unmatched opportunity to create their dream homes.

When it comes to big purchases the process is complex in many cases, at Brights Build we are developing a new customer experience that will simplify the purchasing process for our future customers so they can become a homeowner just by installing the Brights Build app on their phones, choosing the plan and features of their home, and submitting their application. Our homes will be built using a 3D printer and by a construction team.

We are developing a new Business-2-consumer business model where we sell our 3D-printed homes directly to consumers who are the end users of the product. The cost of each home is expected to range between the low 200's to 500's. We work with the most influential real estate agent in Houston to act as our representative during the sales process and to attract prospective customers.

Once our initial 3D-printed home layout begins, we will use them to showcase the viability and benefits of our platform to homebuilders and contractors across the country for possible franchise opportunities to generate anticipated recurring revenue.

Modern 3D printing techniques have made it possible for us to construct and design individualized living spaces with fewer teams, less material, and more flexibility in the house's geometry, shape, and arrangement. Curved walls and rounded edges may now be easily built using 3D printing technology, a shape that was traditionally reserved for more complex residential architectural projects.

The Company was initially organized as Brights Build Enterprise LLC, a Texas limited liability company on February 11, 2022, and changed its name to Brights Build, LLC on May 5, 2022. On August 25, 2022, Brights Build, Inc. was incorporated in Texas, was made a 100% wholly-owned parent company of Brights Build LLC, and took over business operations from the LLC entity. Other than the parent-subsidiary ownership relationship, there are no other business, financial, or operational ties between the two entities at this time. However, the Company may consolidate the two business entities in the future.

Competitors and Industry

Industry

The global 3D printing market size was valued at USD 13.84 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 20.8% from 2022 to 2030.

The global 3D printing construction market is one of the fastest growing industries due to increased awareness about 3D printing techniques and a rise in green construction projects globally. The global 3D printing construction market size is expected to reach USD 4,986,793.7 thousand by 2030, registering a CAGR of 100.7% from 2022 to 2030, and we believe Brights Build is a market disrupter, with our economically and ecologically efficient, elegantly designed, and affordable homes and commercial spaces.

Sources:
-https://www.prnewswire.com/news-releases/3d-printing-construction-market-size-worth-1-034-096-7-thousand-by-2028-grand-view-research-inc-301339142.html
-https://www.designnews.com/3dp/3d-printing-materials-market-reach-18-billion-2030
-https://www2.deloitte.com/content/dam/Deloitte/br/Documents/financial-services/Deloitte-real-estate-predictions-2022.pdf
-https://straitsresearch.com/report/3d-printing-construction-market

Competitors

As of now, we believe there is no other competitor in the Houston, TX area. However, we're not the first company to introduce a 3D printing construction to the market. A few companies start small housing or testing but we believe none of them go the scale of also being the builder, although some of our larger competitors build in a more traditional way like Lennar, Pulte Homes, D.R. Horton, and Meritage. However, we offer a few services that make us stand out from our competition:

- Brights Build offers its customers competitive prices with the most added features. Our buyers will have the option of fully customizing their homes while still staying on budget.

- We work fast. Buyers can receive their new homes within the span of a week after their projects get approved.

- Our goal is to develop 3D-printed communities starting with the world's biggest 3D-printed community in Houston, TX with 150 planned homes.

- Customer satisfaction is our top priority. Our passion for customer care and deep understanding of customer needs means we develop customized solutions for each homebuilding project so that our buyers can obtain their dream homes. We are lovers of design, collaboration, and innovation and work hand-in-hand with each customer to bring their vision to life.

- Easy purchase process that you can build a home from your couch with a virtual reality option for each floor plan that allows the new homeowner to sense the home and feels the space of each corner to make sure that the home fits their needs.

Current Stage and Roadmap

Current Stage

Our goal is to produce houses cheaper and faster than traditional building techniques and we have already provided homes for people around the entire Houston, TX region. Through the help of our partners and by using our 3D printing approach, our goal is to put roofs over millions of people's heads. The Company is currently in the pre-revenue and business development stage of operation.

We believe we are on our way to creating the biggest 3D-printed community in Houston, TX with 150 planned homes, and these homes will come with amenities, eco-friendly utilities, various floorplan options, and most importantly, cost-effective payment options. The homes in this community will offer a high-quality lifestyle to all residents while meeting the needs of any buyer.

We are proud to have reached an agreement with the most influential real estate agent in Houston to act as our representative during the sales process. Brights Build is fully equipped to carry out the construction of 3D-printed homes, we have purchased our 3D printer, and hired the team that will be building our homes.

We are currently testing our prototype layout which will be our first model house design to be built for Brights Build.

This model house will be the first of many other layouts that are planned to be built for our first 3D-printed community.

Roadmap

We plan to start our marketing activity in the Houston area by the first quarter of 2023 to introduce the new 3D printing technology.

We're anticipating launching our homes to home buyers by the third quarter of 2023.

Over the next few years, we see ourselves bringing families and commercial businesses together within communities as we create 3D-printed communities in Houston, Texas, and beyond.

The Team

Officers and Directors

Name: Becker Samarraie

Becker Samarraie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, & Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Becker Samarraie is C.E.O. and Founder of Brights Build , an 3D printing and development company. Becker receives an annual salary of $12,000 and holds 80% in equity.

- **Position:** Board Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Trade Line LLC
  Title: Business Development Director
  Dates of Service: September, 2010 - February, 2022
  Responsibilities: Managed business development and sales goods to achieve company goals and objectives. Developed annual business plans to achieve targeted revenue goals and enhance brand recognition. Adept at tracking revenues and implementing effective sales techniques. Focused on training and motivating staff to achieve productivity goals. Collaborated with other divisions to create effective marketing campaigns to create leads, internet Ad, follow up, and train salespeople to handle many customer scenarios.

Name: Omar Shalham

Omar Shalham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Project Executive
  Dates of Service: March, 2022 - Present
  Responsibilities: Collaborated with a team of engineers to research, design, test, construct of 3D Printing homes • Utilized 3D modeling software to design the 3D printing . • Utilized Mastercam X4 to write codes for CNC • Started coalition between Civil and Mechanical Engineering s towards the goal of designing and building a more efficient testing track. Omar receives a monthly salary of $9,000 and holds 20% equity.

- **Position:** Board Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** US Army Corps of Engineers
  Title: Civil Engineer Manger
  Dates of Service: February, 2019 - March, 2022
  Responsibilities: Team Leader of construction representatives, and contract construction inspector staff of up to 5 personnel. Coordinates layout and inspection, and reviews inspection reports to assure contract requirements are being met.

Name: Ahmed Alobaidi

Ahmed Alobaidi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Engineering
  Dates of Service: July, 2022 - Present
  Responsibilities: Project supervising and engineering consultant. Ahmed receives a monthly salary of $9,000.

- **Position:** Board Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Gauge Engineering
  Title: Civil Engineer
  Dates of Service: September, 2018 - July, 2022
  Responsibilities: Drive all subcontractor's strategies. Set-up weekly meetings with subcos to ensure the agreed strategies & performance during rollout.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, Brights Build Inc, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational 3D printing or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best

interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only the printer and design mechanism for the execution of the 3D printing project. Delays or cost overruns in the development of our 3D printing and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and the results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Brights Build Inc was formed on Aug/25/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Brights Build Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3D printed homes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bakr A. Ali	8,000,000	Common Stock	80.0%
Omar Al Shalham	2,000,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,506,097 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founder shares
  Date: August 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Brights Build LLC was an ongoing business when it was acquired by Brights Build Inc. and it has total assets of 3.8 million at the time of acquisition. If for some reason we could not fetch new contracts for construction or obtain new equity investment, the ongoing project, and cash position, is sufficient to ensure this fact that the Company can easily be in operation for 12 months without generating any further capital or equity investment.

The major goal is to sync the new platform with the printer robots to be ready for plug&play by the buyer as well as the operator, this cost varies depending on how long this will take to be ready and tested for each layout designed however our 15 initial layouts are expected to be ready in 4-6 months and this will keep our burring rate at the same.

Foreseeable major expenses based on projections:

Land Acquisition is the largest major expense that the Company faces. Other major expenses include salaries, expenses, and costs of developing the Company platform.

Future operational challenges:

The integration between the printer system and the cloud platform that synced with end-user choices is the biggest challenge that we foresee.

Future challenges related to capital resources:

The production process and cost of materials fluctuation alongside the economic downturn may lead to higher-than-expected costs.

Future milestones and events:

The most important milestone is launching what we believe will be the biggest 3D printed community, which is currently underway. This will positively impact the Company's reputation as well as its finances. By first doing all the heavy lifting and successful launching, it will give us the opportunity to make a new franchise system across the US to help solve housing shortages here and eventually all over the globe.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, our cash on hand is $976,850.00 and we do have a credit card line for $30,000.00 that we used out of it $2775.67, and will be paid off next statement. We don't have any outstanding shareholder loans or a line of credit from any organization.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company operations.

These funds are required to support and utilize the purchase of land and develop the Company's platform to integrate with the printer system as well as the end user.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 23% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months without generating any sort of revenue and this is based on a current monthly burn rate of $103,640. This rate includes expenses related to salaries, supply equipment rental, tools, and supplies purchases, but if we start generating revenue by only two houses per month then we can control the burn of the cash by only selling property. We experienced the above-mentioned burn rate in the last 6 months and we expect this trend to continue in the coming 6-8 months as well.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 -27 Months without generating revenue. This is based on a current monthly burn rate of $103,640 for expenses related to salaries, supply equipment rental, tools, and supplies purchases, similar to those noted above.

However, raising the maximum funding goal will expedite our process to start selling, which will allow revenue to be generated. Even the direct cost in the starting months is expected to increase by 15% because of new hirings, material purchases, and new marketing activities, but once we start selling, then we would be able to cover expected expenses, slow and steady, and we will control this burn of cash and see the Company continue to operate for foreseeable future.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,200,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

We are aiming to build the biggest 3D printing community in the world with 150 homes with an estimated value of $50,000,000.00. Brights Build plans to start 10 houses at a time with a value of $3,000,000.00, including the value of the real estate and other associated assets.

We are in the process of creating a new 3D printing application to be used via smart devices to allow the buyer to build their homes via a simple and easy process and this app will be linked with many lenders to process the loan approval in a short period of time.

The biggest future value of the Company is ongoing preparation for a platform to be used anywhere in the US as well as the world, and this will give us the first-of-its-kind system that can be a new franchise model to be sold across the country to allow interested investors, contractors, and builders to buy the franchise for a certain amount as a franchise fee and annual loyalty paid to Brights Build Inc.

<u>Market Growth & Trends</u>

The US housing supply is short, with nearly 4 million homes and this number is still going up. Simply put, the supply can't keep up with demand and sure enough, labor and material costs have been driven up, and home prices are continuing to rise while creating over $2 trillion in unrealized economic opportunity. We believe this 3D Printing technology will change the way homes are built forever.

Sources:
-https://www.businessinsider.com/housing-market-shortage-crisis-congress-build-back-better-plan-construction-2021-10
-https://www.planetizen.com/news/2022/04/116952-report-affordable-housing-crisis-nationwide
-https://www.habitat.org/costofhome/2022-state-nations-housing-report-lack-affordable-housing
-https://www.housingfinance.com/news/u-s-faces-shortage-of-7-million-affordable-and-available-rental-homes_o

The Value of the Company's Assets

1-3D Printing platform.

While this has no net value yet as it's under development platform, this platform will be essential in our operation as it is used to integrate the printer system with the end user. This platform will allow the end user to personalize their homes with many selections and connect with lenders to obtain approval and integrate with the printer to start building the home. The platform should be ready to use anywhere with built-in layouts and selection in a safe cloud database.

2- 3D Robot Printer builds up to a three-story home and up to 3400 sqft.

3-Silo and mixing system that automated to pump cementing to the robot printer.

4- Contract with the Franklin Team to handle all sales and marketing through hundreds of expert agents.

Management's Prior Achievements & Success

When it comes to the team this is the most critical part of any company thus, we have a team that has successful records of project accomplishment. Our team's knowledge is beyond the traditional construction, starting from Dubai with the first project at Burj Khalifa to the Palm Island and Jumeirah Lakes to Abu Dhabi city projects as well as working with the Air force and US Army.

Bakr Ali: B.S.E Computer Since 2004. B.S Construction Management 2015. Certified Cisco network engineer. Certified Master marketing II.

Omar Shalham: B.S.E Civil & environment engineer 2000. M.S Civil engineering 2022. Certified DAU contract management. Certified DAU cost analysis. US Army Corps of Engineers as Certified Quality System Manager (CQSM).

Ahmed Alobaidi: B.S.E in Civil engineering 2006. Certified Lean Six Sigma Green Belt 2017. Certified by UL Solutions-OSHA 10.

Sarah Franklin Savard: B.S Economic 2006, Owner and partner of Franklin team that sold 600 homes in a year with a value of $200M.

Hiba Ali: B.S Accounting and Finance 2006.

Business Partnerships & Relationships

Part of our vision is to make the purchase experience as easy and fun as possible thus we are proud to team up with Franklin Team, one of the biggest sales agents networks in Houston. The team will handle listing and marketing to drive the new homeowner to have their future home with Brigths Build Inc.

We teaming up with Peri construction to adopt the new 3D printing technology provided by COBOD, the world's biggest 3D printer manufacturer.

We work with OS3 InfoSys to build a platform that will allow the end user to personalize their home with the ability to transfer the data directly to the printer that will start building the home once approval is obtained.

Fully-Diluted Shares Outstanding

The Company currently has 10,000,000 common shares outstanding as calculated on a fully-diluted basis. Multiplying this amount by the price per share of $0.82 produces a pre-money valuation of $8,200,000.

Conclusion

Based on its analysis of the above factors, the Company believes its pre-money valuation of $8,200,000 is reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; and (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.54, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  4.0%
  4% will be used to create 3D printing awareness and educate interested investors about the future of housing and how we will change the housing industry.

- *Research & Development*
  5.0%
  5% will be used to develop the best and most costless materials to be used in the mud ingredient to make the walls sold and less printing time.

- *Company Employment*
  8.0%
  8% will be used for new hires, as the company expands we will need a new printer operator and new supervisor and project superintendent.

- *Operations*
  5.5%
  5.5% for all operations and logistics associated with the construction process and preparation for the 3D printing.

- *Working Capital*
  22.0%
  22% to purchase all materials and finishing materials to make the final product ready to be delivered on time . The printer will make the home ready within 24 hours thus, making the finishing materials ready is essential.

- *Inventory*
  50.0%
  50% for land and homes that are ready to be sold, the land and homes are the most expensive assist, the land is the highest value and this will be divided to new homesites that will build 5 homes every 2 weeks.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.brightsbuild.com (Brightsbuild.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/brightsbuild

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brights Build, Inc.

[See attached]

BRIGHTS BUILD INC.

CONSOLIDATED FINANCIAL STATEMENT

FOR THE PERIOD ENDED OCTOBER 20, 2022

TABLE OF CONTENTS

Particulars	Page
Independent Auditor's Report to the Members	1
Consolidated Balance Sheet	3
Consolidated Statements of Comprehensive Income	4
Consolidated Statements of Changes in Stockholders' Equity	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7-11

AZM CONSULTANTS
An Independent Audit, Tax & Corporate Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of Brights Build Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements of Brights Build Inc., which comprise the consolidated balance sheets as of October 20, 2022 and the related statement of comprehensive income, statements of changes in equity, statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Brights Build Inc. as of October 20, 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Brights Build Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the proprietor is responsible for assessing the organization ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the organization or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brights Build Inc. internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Brights Build Inc. ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

AZM CONSULTANTS

AZM Consultants
Atta Ullah Shah
ACPA M#: 1292

CPA
Certified Public Accountant
Atta Ullah Shah
Mem#: 1292

November 10, 2022

Phone: +1 (315) 215-0064
Email: atta@azmconsultants.com
Cell: +1 (315) 215-0064
https://azm-consultants.business
Address: 6923 Oakland Street, Philadelphia, PA 19149, United States.

Brights Build Inc.
Consolidated BALANCE SHEET
As of October 20, 2022

	Note	October 20, 2022 US$
ASSETS		
Current Assets:		
Cash in bank		1,279,868
Inventory		1,106,574
Work-in-progress		827,658
Total Current Assets		**3,214,100**
Non-Current Assets:		
Furniture, Fixture and Equipment		691,574
Accumulated Depreciation		(66,941)
Total Non-Current Assets		**624,633**
TOTAL ASSETS		**3,838,733**
Liabilities and Equity		
Current Liabilities:		-
Total Current Liabilities		-
Non-Current Liabilities:		
Commitment and contingencies	6	-
Total Liabilities		-
Net Assets		**3,838,733**
Owner's Equity		
Capital		2,840,539
Profit/(Loss) for the period		998,194
Accumulated Retained Earnings		-
Total Owner's Equity		**3,838,733**

The annexed notes from 1 to 9 form an integral part of these account.

Brights Build Inc.
Consolidated Statement of Comprehensive Income
For the period ended October 20, 2022

	Note No.	2022
		US$
Revenue		2,479,508
Cost of Revenues:	7	1,207,093
Gross Profit		**1,272,415**
Operating Expenses	8	274,221
Net Profit/(Loss)		998,194

The annexed notes from 1 to 9 form an integral part of these account.

Brights Build Inc.

Consolidated Statements Of Changes In Stockholders' Equity

For the period ended October 20, 2022

	Common Stock	Accumulated Profit	Total Stockholders'
		Amount in US$	
Balance at August 25, 2022	10,000	-	10,000
Increase in share capital	-	-	-
Net Profit/(loss)	-	998,194	998,194
Balance at October 20, 2022	10,000	998,194	1,008,194

The annexed notes from 1 to 9 form an integral part of these account.

Brights Build Inc.

Consolidated Statement of Cash Flows

For the period ended October 20, 2022

	2022
	us$
Cash Flows from Operating Activities	
Net loss	998,194
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	66,941
Change in operating assets and liabilities:	
Changes in accounts receivable	-
Changes in prepaid expenses	-
Changes in accounts payable	-
Changes in Inventory	-
Net Cash Used in Operating Activities	1,065,135
Cash Flows from Investing Activities	
(Purchase) / Sale of property and equipment	-
Cash Used in Investing Activities	-
Cash Flows from Financing Activities	
Increase/Decrease in financing	-
Increase/Decrease in capital	-
Net Cash Provided by Financing Activities	-
Net change in cash in bank	1,065,135
Cash in bank at beginning of year	214,733
Cash in bank at end of year	1,279,868

The annexed notes from 1 to 9 form an integral part of these account.

NOTE 1: NATURE OF OPERATIONS

Brights Build Inc., provides a comprehensive range of construction services from new construction of housing and industrial sectors, commercial and operating it's business through its 100% owned subsidiary (Brights Build LLC) acquired as on August 25, 2022, at net assets value by transferring cash.

The incorporation is a construction and software incorporation providing 3D printed technology and developing new Virtual platform to the end user to build houses though its own platform.

Currently, the incorporation's technology is under development.

NOTE 2: GOING CONCERN

The incorporation's financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in the United States.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The incorporation is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the incorporation's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the incorporation expects to receive in exchange for those goods or services. The Incorporation applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Advertising Expense

Advertising expenses are expensed as incurred.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the incorporation or not.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the incorporation’s financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 201813 to have a material impact on the incorporation’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the incorporation’s financial statements. As the new accounting pronouncements become effective, the incorporation will adopt those that are applicable under the circumstances.

NOTE 4: RELATED PARTY TRANSACTIONS

There is no related party transaction at balance sheet date.

NOTE 5: COMMITMENT AND CONTINGENCIES

The incorporation may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the incorporation does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of October 20, 2022 the incorporation has not reported any lawsuit or known plans of litigation by or against the incorporation and there is no contingent liability against the incorporation at the date of balance sheet.

NOTE 6: SUBSEQUENT EVENTS

Management’s Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Brights Build Inc.
Notes to the consolidated Financial statements
For the period ended October 20, 2022

Note 7: Cost of Revenues:

Materials	535,681
Labor	671,412
Total Cost of Revenues	**1,207,093**

Note 8: Operating Expenses

Accounting	1,083
Advertising	2,797
Auto Expenses	4,048
Bank Charges	490
Depreciation	66,941
Dues and Subscriptions	449
Equipment Rentals	60,171
Insurance	1,807
Janitorial	632
Landscaping	1,710
Legal and Professionals	3,701
Misc. Expenses	787
Office Expenses	1,485
Permits and Fees	9,048
Printing	370
Rent	4,700
Salaries	74,952
Supplies	12,547
Taxes and Licenses	15,294
Telephone and Internet	906
Tools	5,895
Utilities Expenses	1,711
Waste Management	2,699
	274,221

Note 9: General

These financial statements have been presented in USD which is the Incorporation's functional and presentation currency.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Brights Build, Inc. is not live or open to the public at this moment.

The Future of Homebuilding and Community Construction is 3D Printed

INVEST IN BRIGHTS BUILD, INC. TODAY!

Brights Build is a construction and building company dedicated to designing and creating the dream homes of tomorrow. By combining architectural creativity with the latest 3D printing technology, we construct homes, multi-family units, and commercial spaces that... Show more


BRIGHTS BUILD
BUILT RIGHT
Pioneering the Future of Construction

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- **Accessibility** – We believe the current real estate market, hit with skyrocketing construction and building costs, makes homeownership a faraway dream for most Americans. Brights Build is committed to making homeownership a reality for residents all over the country. Our affordable building and construction will create entire 3D printed neighborhoods, radically shifting the narrative around how much home construction costs. By closely collaborating with buyers, we will ensure that Brights Builds technology makes their dream home a reality. Our first planned project is a community enterprise in Houston, TX, that will feature 150 affordable single- and two-story units for local families and businesses.

- **Untapped Market Potential** – As a relatively new technology, 3D printing is a fresh market with an abundance of untapped potential. Globally, the market for 3D-printed materials is expected to grow to a value of $18B over the next eight years (source). Brights Build is aiming to be a key player in the market's construction sector, which is currently registering a CAGR of 100.7% and is trending to reach $4,986,793.7 thousand by 2030 (source). As an early-stage investor in a new sector of the 3D-printing market, you get exclusive access to the potential for higher returns and share stakes down the road.

- **Expert-led**– With over 20 years of combined experience in the construction industry, the Brights Build team is committed to developing building technology backed by excellence. We apply our decades of industry expertise to this up-and-coming technology to shift the financial barriers to property ownership, ensuring the highest quality building standards for every buyer, family, and business owner. Our team operates with a strong commitment to customer care and a deep investment in the collaborative process, working hand in hand with homebuyers to bring their creative visions to life.

OVERVIEW

A Sustainable, State-Of-The-Art Housing Solution

Brights Build is at the forefront of a new era in building and construction. We believe that by using 3D printing technology, we can spark the evolution of the building and construction process for generations to come. Leveraging our experience in the home building industry, as well as the latest cutting-edge methods and materials, we have the capacity to create spacious, beautiful homes for families with speed-to-market efficiency and an affordable price point. Our 3D printed homes are durable, sustainable, and completely customizable, making it possible for homeowners to design their dream home and enjoy it for many years to come. Through our work, we are striving for a world where homebuilding is innovative, accessible, and healthy for the planet. Join us in being a part of the home-building solution.


SUSTAINABLE

**The above images are computer-generated and used for demonstration purposes.*

THE PROBLEM & OUR SOLUTION

A World of Possibilities Realized Through 3D Printing Technology

For millions of Americans, owning a home is a dream that is becoming increasingly difficult to achieve. Inflation rates have driven the price of home ownership up by more than 30% (source), creating a shortage of about 4 million homes nationwide (source). Even for families that can afford to build new homes, conventional construction processes can take months to complete, and customizing them can be an even more costly endeavor. The traditional building process simply isn't flexible enough to accommodate the demand for housing, or the desires of homeowners to personalize the spaces where they live and work. Americans need accessible solutions today for their children to have the opportunity to own a home tomorrow.


THERE IS A CURRENT SHORTAGE OF AROUND
4 MILLION HOMES NATIONWIDE

3D printing technology is a game-changer for the industry. The 3D printed homes designed and created by Brights Build significantly reduce the expenses associated with construction due to lower cost of materials and labor. On top of that, our homes can be built in just a fraction of the time (source). The technology allows us to print a home's foundation and walls in less than 24 hours (source), making it possible to add finishing touches quickly. Brights Build projects can be completed in as little as a couple of weeks — imagine the look on a homebuyer's face when their home is ready to move into after only a month of construction!

Our process is also highly flexible and easily adaptable to just about any design our clients can dream of. With Brights Build, there is no need to sacrifice architectural design for cost. From curved walls and rounded edges to spacious layouts and contemporary styles, 3D printing delivers the kind of unique and creative spaces today's homebuyers are seeking.


Brights Build Floor Plans
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The above video contains computer renderings of completed homes intended for demonstration purposes.

In addition, our process creates significantly less waste than conventional home building while minimizing the environmental impact. By avoiding construction methods that are damaging or wasteful to the environment, such as contributing to unnecessary deforestation for lumber, Brights Build creates some of the most ecological homes on the market today. Our homes are energy efficient, eco-friendly, and suitable for any climate. With the price of raw materials increasing because of limited supply, this is what the future of building and construction looks like.


MULTI-FAMILY RESIDENTIAL
19500 SQFT
ENVIRONMENTAL FRIENDLY

THE MARKET & OUR TRACTION

A Future-Facing Strategy for Building Business and Community Synergistically

Brights Build's vision is to create the world's largest 3D-printed community and reshape the future of the homebuilding business. We believe that homeownership can and should be more accessible to Americans. Our first project, called Samarra Community in Houston, TX, is planned to offer 150 unique single- and two-story homes for families and new homeowners. Our builds will offer amenities, eco-friendly utilities, custom floorplans, and most importantly, affordable payment options, so that a high-quality lifestyle is available to any buyer. Because with the current climate crisis, we believe that accessible housing can be earth-friendly, too. It's only a matter of time before the rest of the construction and building industry starts moving in this direction out of necessity, and we are proud to be leading the way.


Timelapse of 3D printing

**The images above have been sped up for marketing purposes only and are not representative of actual printing time.*

So far, we are well on our way, with a secured agreement with Houston's Franklin Real Estate Team to act as our broker and sales representative. We have also purchased our 3D printer and are in the process of training our building team. To complete our most recent initiatives as swiftly as possible, Brights Build's business model outlines collaboration with our independent investors, businesses, institutions, marketing, and consulting firms for a holistic approach to building sustainable communities.


Samarra Community

*The above images are computer-generated demonstration versions. Samarra Community is still currently under development.

BUILDING THE BIGGEST 3D PRINTED COMMUNITY IN THE WORLD:

Samarra in Houston, TX

- Amenities
- Eco-friendly utilities
- Ease of lifestyle
- Various floorplan options
- Affordable homes

WHY INVEST

Laying The Foundation for A Bright Future

Brights Build wants to uncover a world of options for individuals and families who never imagined that they would have the opportunity to own a home in their lifetime. Our 3D printed homes make it possible for buyers with restricted budgets to purchase one of our ready-to-build designs, making homeownership more accessible to low and middle-income households.

We believe our company has developed the infrastructure, the business model, and the team to execute our vision. At this phase, all that's missing at this phase are investors who want to be part of our mission. If you're interested in radically transforming what homeownership and home construction looks like in America, we'd love to have you on board. Together, we can shape the communities of tomorrow.


INVEST IN SHAPING THE COMMUNITIES OF TOMORROW.
LAY THE FOUNDATION FOR A BRIGHT FUTURE WITH US, TODAY.

Brights Build is committed to providing a smooth and stress-free home buying process. That's why we are proud to team up with Franklin Team, one of Houston's leading real estate sales teams. With some of the city's top real estate talent, Franklin Team will ensure a seamless listing and marketing strategy. Their agents have years of experience in the field and work with a team of legal professionals to secure a stress-free closing experience. Together with the Franklin Team, we are changing the home-buying process like never before.

THE FRANKLIN TEAM
Brokered by eXp Realty

ABOUT

HEADQUARTERS
5718 Westheimer Rd, Suite 1000
Houston, TX 77057

VALUATION
$8.2M

Brights Build is a construction and building company dedicated to designing and creating the dream homes of tomorrow. By combining architectural creativity with the latest 3D printing technology, we construct homes, multi-family units, and commercial spaces that are economically and ecologically efficient. This allows us to build faster than conventional methods, while offering customized design, layout, and configuration, as well as an elegant aesthetic. The company is currently pre-revenue and seeking funding for its launch in 2023.

TEAM



Omar Shalham
Project Executive

Exceptional experience in construction and management of pipeline & structure projects with emphasis in the petroleum & water construction field o Guided a team of eight site engineers to complete the required construction work within the project schedule and budget. Helped the management achieve project targets with minimal overhead cost and time o Ensured Health and Safety Environment (HSE) at the construction site o Experienced with several engineering related software such as Primavera, AutoCad, STAAD, and Microsoft Office o Skilled in wording technical specifications related to reinforced concrete foundations, steel structures, soil



Ahmed Alobaidi
Director of Engineering

Certified civil engineer (EIT) from Texas board of professional engineers, Self-motivated and motivating teams to achieve their objectives, Strives for quality and applies processes, an expansive thinker with an outstanding track record of achievements. Design and implement new business solutions, delivering innovative technology strategies and management experience in increasingly responsible positions within the engineering industry.



Hiba Ali
Head of Accounting

Experienced Accounting and Finance professional with a demonstrated work history in both private and public industries. Skilled in Forecasting, Budgeting, Account & Variance Analysis and Generally Accepted Accounting Principles.

Hiba works on a contract basis for Brights Build.



Becker Samarraie
CEO, Founder, & Director

Team-oriented leader with deep international experience spanning strategy, marketing, business development, and sales in real estate, commercial, and lands. proud to lead a great team to present the new 3D Printing technology and take it to the next level by launching a new form of construction, expanded into wide market segments, structured and negotiated complex sales and partnership agreements.

Process-driven with extensive experience in managing P&Ls, writing business plans, devising house price strategies, launching marketing initiatives, and creating partner programs. Drive the 3D printing from concept to launch to commercialization to end-of-life (market research, product definition, technology feasibility, ROI analysis, development, product launch, sales negotiations, inventory management, etc.).

TERMS

Brights Build, Inc.

Overview

PRICE PER SHARE
$0.82

VALUATION
$8.2M

DEADLINE
Feb 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$341.94

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.54

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
18,292

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,506,097

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Brights Build, Inc.**
Corporate Address :	**5718 Westheimer Rd, Suite 1000, Houston, TX 77057**
Offering Minimum :	**$14,999.44**
Offering Maximum :	**$1,234,999.54**
Minimum Investment Amount (per investor) :	**$341.94**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**18,292**
Maximum Number of Shares Offered :	**1,506,097**
Price per Share :	**$0.82**

Pre-Money Valuation : $8,200,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 4 days and receive 25% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive 10% bonus shares

Amount-Based:

$500+

Invest $500+ and receive 1% Bonus Shares

$1,500+

Invest $1500+ and receive 5% Bonus Shares

$3,000+

Invest $3000+ and receive 12% Bonus Shares.

$5,000+

Invest $5000+ and receive a $1000 discount on the new home that can be applied towards your new 3D printed home purchase or transfer to any family or friend member + receive 15% Bonus Shares.

$10,000+

Invest $10,000+ and receive a $3000 discount on the new homes that can be applied towards your new 3D printed home purchase or transfer to any family or friend member + receive 20 % Bonus Shares.

$20,000+

Invest $20000+ and receive Early access to the new 3D printed homes + receive a $6000 discount on the new 3D printed home that can be applied towards your home purchase or transferred to any family or friend member + 22 % Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

PRESS

MarketWatch

Houston-based homebuilder brings 3D printer home construction to the city

View Article

FOX28

The local contractor looks to change area home construction for the better

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Have you wondered what your future home will look like? Let's find out how Brights Build shifts the concept of what a home can be. Here at Brights Build, we are pioneering a new era of housing by offering accessible and eco-friendly solutions designed to withstand the test of time. Welcome to the future of homes in America.

We use the latest 3d printing technology robots to solve millions of housing shortages across the nation. And we went one step further to construct energy efficient homes that are affordable, durable, require less maintenance and are environmentally friendly. Prepare for a home like nothing you've ever seen before.

A home uniquely designed to suit you, your budget and your lifestyle. When it comes to home design, we all have different needs and preferences. At Brights Build, we provide flexible homes that can be easily personalized to meet your needs and evolve your lifestyle. Whether you need a workspace, an extra bedroom, a larger living area, or smart connect features. All this and more will be available in one application. It can be used on any smart device to make the purchase process easy and accessible from anywhere. Brights Build houses are ultra modern and easily integrate with the latest technology and design to optimize your quality of life. Investing in Brights Build is investing in a home that seamlessly molds itself to the needs of your family as well as the planet. We are committed to providing affordable housing solutions, an easy purchasing process and tons of built-in features. Our 3d printing process reduces the cost of building and completes construction within weeks. Furthermore, the new 3d printing robots can now build multifamily units, stores, commercial spaces, and warehouses. All at much more affordable prices with less time in labor.

It's time to invest in the future and change the way we look at home ownership in America. With over 20 years of industry experience, our team is ready to start revolutionizing the construction process. Become part of a shift that will change the housing market for decades to come. Brights Build is the future of homes and you can be part of this historic journey.

Invest today and let's build a bright future.

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